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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

April 21, 2017

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust	(File No. 811-22398)

Dear Ms. Larkin:
We are submitting this letter on behalf of Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the Registrant's amendment to its registration statement on Form N-1A with respect to the Alpha Risk Dividend Equity Fund (the "Fund").
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please remove the Class P shares on thee Edgar system
Response.  The Registrant will work to have the Class P shares removed.
2.	Comment. Per Items 1(a)(1) and I(a)(2) of Form N-1A, please add class and ticker symbols on the cover page.
Response.  The filing has been revised as requested.
3.	Comment. In the fee table, please change the headings to be consistent with the form.
Response.  The filing has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
April 21, 2017

4.	Comment. In footnote 3 of the fee table, please specify the actions of the board referenced.
Response.  The filing has been revised as requested.
5.	Comment. Please provide confirm the expense example is correct with respect to the CDSC.
Response.  The expense example has been confirmed as correct.
6.	Comment. Please confirm the expense example references Class C or the Advisor Class as appropriate.
Response.  The filing has been revised as requested.
7.	Comment. Please explain why there is a reference to the Fund paying commissions in the portfolio turnover disclosure.
Response.  The filing has been revised as to remove the reference to the Fund paying commissions.
8.	Comment. In the Principal Investment Strategies section, please clarify what portion of the Fund's assets will be invested in fund of funds versus direct investments.
Response.  The filing has been revised as requested.
9.	Comment. Please add disclosure regarding the Fund's 80% policy, as well as the required 60 days' notice to shareholders re any change in such policy.
Response.  The filing has been revised as requested.
10.	Comment. Please consider changing the Fund's name with respect to Alpha Risk.
Response.  The Registrant respectfully notes that Alpha Risk Solutions is a branding term used by the Fund's adviser and has revised the disclosure to reference Alpha Risk Solutions.
11.	Comment. Please clarify the role of hedging.
Response.  The filing has been revised as requested.
12.	Comment. Explain supplementally how the Fund values derivatives for purposes of the 80% test.
Response.  Consistent with Footnote 13 of the release adopting Rule 35d-1 under the Investment Company Act of 1940, (Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001), the Fund will consider derivatives with "economic characteristics similar" to dividend paying equity securities as dividend paying equity securities for purposes of the 80% test. 1  The Fund will typically count each applicable derivative instrument's market value (not notional value) towards compliance with the Fund's 80% test.

Ms. Lisa Larkin
 Securities and Exchange Commission
April 21, 2017

13.	Comment. Please describe merger arbitrage strategies in Plain English.
Response.  The filing has been revised as requested.
14.	Comment. Please disclose how convertibles will be treated for purposes of the 80% test.
Response.  Convertible securities will be treated as equity securities so long as their economic characteristics are similar to equity securities.  Once a convertible security no longer has such characteristics, it will not be included as an equity security.
15.	Comment. Explain trading signals in Plain English.
Response.  The filing has been revised as requested.
16.	Comment. For fund of funds risk, if some ETFs will be invested in thinly traded or illiquid assets, please add corresponding risk disclosure.
Response.  The Fund does not anticipate investing in ETFs that invest in thinly traded or illiquid investments as a principal strategy.
17.	Comment. Please add disclosure in the principal investment strategy language regarding high yield securities as the risk disclosure includes high yield risk.
Response.  The filing has been revised to remove the reference to high yield risk.
18.	Comment. For foreign securities risk, please add disclosure regarding Brexit.
Response.  The filing has been revised as requested.
19.	Comment. Per Item 4(b)(1)(iii), please add that if the Fund is sold by a depository institution, it is not insured.
Response. The filing has been revised as requested.
20.	Comment. Please add footnote that returns from different adviser if different strategy.
Response. The disclosure has been revised as requested.

1 Footnote 13 states: "The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

Ms. Lisa Larkin
 Securities and Exchange Commission
April 21, 2017

21.	Comment. Please remove the second Barclays index per Instruction 2(e) to Item 4.
Response.  The filing has been revised as requested.
22.	Comment. Please add the length of service for the portfolio managers.
Response. The filing has been revised as requested.
23.	Comment. In the risk section, the principal risk does not include convertibles and TIPS.
Response. The disclosure has been revised to reflect that the risk disclosures are consistent.
25.	Comment. Per Item 10(a)(1)(ii)(A), please include aggregate fee paid to the Adviser and describe compensation to each disclosure.
Response. The filing has been revised as requested.
26.	Comment. Per Item 10(a)(2), please add the portfolio managers' experience during the past five years.
Response. The filing has been revised as requested.
27.	Comment. Please clarify the time period for the CDSC.
Response. The filing has been revised as requested.
28.	Comment. Please clarify in the valuation disclosure to describe how the NAV may change due to trading on foreign exchanges when the US markets are closed.
Response. The filing has been revised as requested.
29.	Comment. In the 485(b), please add the unaudited six-month financial highlights.
Response. The filing has been revised as requested.
30.	Comment. On the back cover, please confirm that the 1940 Act File Number is in a smaller font.
Response. The Trust confirms the number is in a smaller font.
31.	Comment. Per Items 14(a)(1) and 14(a)(2), please add tickers and classes on the SAI cover.
Response. The filing has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
April 21, 2017

32.	Comment. Please add page numbers in the SAI.
Response. Page numbers have been added.
33.	Comment. Please add disclosure regarding multiple layers of fees to the prospectus if applicable.
Response. The filing has been revised as requested.
34.	Comment. Please remove references to a sub-adviser.
Response. The references have been remove.
35.	Comment. In the disclosure regarding illiquid investments, please remove or clarify the language regarding the Fund not selling investments if not in the best interests of the Fund.
Response. The referenced language has been removed.
36.
Comment. Please acknowledge that with respect to total return swaps, such securities are treated as senior securities and the Fund will need to segregate appropriate amount of assets to cover such securities. The Commission could issue new rules regarding the Fund's investments in such securities.

Response. The Registrant acknowledges that it will cover total return swaps as appropriate.
37.	Comment. If the Fund will write credit default swaps, the Fund will need to cover the full notional amount of the CDS to satisfy its coverage obligations.
Response. The Registrant acknowledges it will cover the full notional amount of any CDS as appropriate.
38.	Comment. If investments in private funds will be a principal strategy, what will the limit in such funds be and how much of the Fund's assets will be invested in 3(c)(1) and 3(c)(7) funds.
Response. The Fund does not anticipate investing in private funds as a principal investment strategy.
39.	Comment. Please add disclosure regarding who controls the Adviser.
Response. The filing has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
April 21, 2017

40.	Comment. Please explain the operating plan referenced in the SAI regarding Administrator recoupment.
Response. Previously, the Fund's administrator, the Fund and the Fund's prior investment adviser entered into an Operating Plan that facilitated the administrator's assumption of the Fund's regular operating expenses under the Fund Accounting and Administration Agreement.  The Operating Plan obligated the Fund's prior investment advisor to pay certain expenses of the Fund in order to limit its annual operating expenses.  The current adviser and administrator currently do not have an operating plan.
41.	Comment. Please confirm that all portfolio managers are referenced in the SAI.
Response. The filing has been revised as requested.
42.	Comment. Please add the custodian's address.
Response. The filing has been revised as requested.
43.	Comment. Please add the accounting firm's address.
Response. The filing has been revised as requested.
44.	Comment. In the Part C, please remove the reference to an interim expense limitation agreement.
Response. The permanent expense limitation agreement has been added.
45.	Comment. Please confirm the auditor's consent will be included as an exhibit to the 485(b) filing.
Response. The filing includes the consent as an exhibit.
46.	Comment. Please note that the filing's signature page references the filing as a 485(b).
Response. The Registrant will confirm that future filings reference the appropriate rule section.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Ms. Lisa Larkin
 Securities and Exchange Commission
April 21, 2017

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis